GolfSuites

Why Invest | The Pivot | The Concept | The Numbers | Terms | Team | FAQs | Invest Now

LIVE NOW · REG CF ON HIGHLANDER

A Sports Bar With a Golf Problem.

GolfSuites banked **$57M+ in revenue** proving the model outdoors. Now it's going indoors — compact, weather-proof, high-margin venues built for golf, duckpin, darts, bourbon and a full house every night. **Own a piece of the next round.**

Invest in GolfSuites →

Explore the Offering

$5.00	$750	$0.00	0	Feb 28
PER SHARE · CLASS A	MINIMUM INVESTMENT	RAISED SO FAR	INVESTORS	2027 · OFFERING DEADLINE

EVENUE BANKED • 84% MODELED GROSS MARGIN • OPEN IN ~6 MONTHS • WEATHER-IMMUNE FORMAT • FRANCHISABLE NATIONWIDE • 4.5/5 FROM 1,000+ REVIEWS •

GolfSuites Baton Rouge — open & operating

$57M+ gross revenue banked since late 2019

4.5/5 rating from 1,000+ guest reviews

84% gross margin modeled venue economics

01 WHY INVEST

Every square foot is built to make money.

GolfSuites sits at the convergence of real estate, hospitality and entertainment — a resilient category with strong lease and revenue fundamentals. The venue model is engineered so each attraction feeds the bar, the kitchen and the events calendar.

Multiple Revenue Lanes

Golf simulation, duckpin bowling, interactive darts, food, liquor, beer, corporate events and memberships — many ways to monetize the same guest.

High Perceived Value

A premium, climate-controlled environment that commands group spend, repeat visits and membership loyalty.

Event-Ready From Day One

Corporate outings, birthdays, leagues and tournaments fill off-peak hours and drive predictable, repeatable programming.

Menu Built for Margin

Wings, smashburgers, pizza, bourbon and beer — an intentionally tight menu: fast prep, strong margin, easy execution.

02 THE EXPERIENCE

Swing. Sip. Score. Golf entertainment, elevated.

Guests start with an activity — not just a table — then stay for 2–3 hours across multiple ordering moments. Bourbon, craft beer and shareable food push margin on every visit.

Back GolfSuites Today

03 THE PIVOT

Proven outdoors. Perfected indoors.

With approximately **$25 million** in combined founder, Reg A and Reg D financing, GolfSuites has owned and operated three full-scale outdoor driving-range venues — the company's initial thrust at cloning the TopGolf-style super-structure model. Since late 2019, those three sites have banked in excess of **$57 million in gross revenue**. That hard-won operating expertise led to a major strategic decision: pivot from outdoor super-structures to compact indoor venues.

~$25M	3	$57M+
CAPITAL RAISED & DEPLOYED	OUTDOOR VENUES OWNED & OPERATED	GROSS REVENUE SINCE LATE 2019

⚡

Open in ~6 Months

From site identification to opening in as little as six months — versus 18–24+ months outdoors, with extensive zoning, municipal approvals, evening-light ordinances and traffic/parking studies. Indoor venues go into upscale retail centers, many with kitchen facilities, ready parking and cross-traffic from adjoining retail and dining already in place.

🌤

Weather-Immune

Outdoor venues fight the elements year-round. The indoor format works anywhere — from the summer heat of Miami to the winter cold of Anchorage.

💰

A Fraction of the Cost

A single-floor, 40-bay outdoor venue costs a minimum of $12–14 million to build. The indoor format ranges from $2 to $3.5 million, depending on size.

🌟

Franchisable

Selling a franchisee on a ~$2 million spend versus $12–14 million is self-explanatory — it's why indoor golf concepts are proliferating while outdoor super-structures are not.

Market context: the capital-intensive outdoor super-structure model has come under industry-wide pressure — most visibly in TopGolf's recent sale by Callaway to a private equity group at a valuation roughly $1 billion lower.

04 **THE CONCEPT**

A compact 5,500 SF venue that monetizes the visit.

GolfSuites' next-generation indoor build-out packs **four Full Swing simulator bays**, **two duckpin bowling lanes**, **two Dartsee interactive dart systems**, a full liquor bar and an elevated bar-food program into one high-energy entertainment destination — modeled as a **$2.0M project** generating **$2.18M in annual revenue**.


4 Full Swing Sim Bays — leagues, tournaments, parties & hourly play


GolfSuites
2 Duckpin Lanes — social, family-friendly F&B driver


2 Dartsee Systems — low-labor repeat play & event add-ons

Dwell Time

A 2–3 hour experience with multiple ordering moments across every visit.

F&B Attachment

Full liquor bar with a bourbon focus, domestic & craft beer, and savory wings, pizza and smashburgers.

Event Repeat

Leagues, parties and corporate bookings create repeatable programming that fills off-peak demand.

05 **THE NUMBERS**

Modeled unit economics, engineered for cash flow.

Projected annual revenue and unit economics for the modeled 5,500 SF build-out. Capital is concentrated into visible, guest-facing revenue assets: golf bays, duckpin, darts, bar, food and entertainment systems.

Food + Beverage	$1.07M
Game Sales	$822.8K
Duckpin	$186.0K
Dartsee	$120.0K
Events / Other	$33.6K

Modeled projections per venue from the GolfSuites investment overview. Projections are not guarantees of future performance.

$2.18M
PROJECTED ANNUAL REVENUE

84%
GROSS MARGIN

$876K
OPERATING PROFIT

$280K
PROJECTED CASH FLOW

$57M+

Gross revenue banked across GolfSuites venues since late 2019 — a brand guests already know, trust and come back to.

06 TRACTION

Proven operations. A scalable pipeline.

GolfSuites operates its full-scale golf entertainment venue in Baton Rouge, LA — featuring a 250+ yard driving range, gamified golf tech, climate-controlled suites, restaurant, bar and live entertainment — with a 4.5/5 rating across 1,000+ reviews and a growing membership base.

📍

GolfSuites Baton Rouge

8181 Siegen Ln, Baton Rouge, LA — open and operating, with a customer repeat ratio exceeding the competition.

🏆

Operating Pedigree

Three full-scale outdoor venues owned and operated since late 2019 — the experience base behind the indoor playbook.

🚀

Expansion Pipeline

Ten or more indoor developments planned through the balance of 2026 and all of 2027 — scaling through company-owned, joint-venture and franchised locations.

Join the Raise →

07 FRANCHISE OPPORTUNITY

One proven playbook. A nation of markets.

GolfSuites is developing its indoor concept as a franchise — a compact, capital-efficient format built to be replicated by franchise partners in markets across the country. This raise helps fund the flagship model and the playbook that franchisees will roll out nationwide.

🏗 🤝 🗺 📈

Turnkey Format

A standardized 5,500 SF build-out — modeled as a $2.0M project — with a defined equipment package, tight menu and operations playbook designed to open fast and run lean.

Joint-Venture Capital

GolfSuites is seeking joint-venture capital from family offices and accredited investor groups — a 75% investment group / 25% GolfSuites contribution, paying a 12% annual preferred cash flow with 50/50 profit sharing thereafter, on a single or multi-unit basis.

Nationwide Whitespace

The compact indoor format fits entertainment districts, retail centers and mid-size markets that full-scale golf ranges can't reach — opening a far larger map of target locations.

Recurring Fee Streams

As the franchise network grows, GolfSuites layers franchise fees plus ongoing management and marketing fees on top of venue-level cash flow.

Invest in the Expansion

Franchise inquiries are already open at golfsuites.com — investors back the brand behind every location.



08 THE VISION

Building America's favorite indoor golf hangout.

From full-scale ranges to compact indoor social venues — one brand, many formats, engineered for fun and margin.

09 THE OFFERING

Deal terms.

GolfSuites, Inc. — Regulation Crowdfunding

Up to $5,000,000 in Class A Common Stock at $5.00 per share — exclusively on Highlander

OFFERING DEADLINE: FEBRUARY 28, 2027

Type of Security Offered	**Class A Common Stock**	Purchase Price of Security	**$5.00 / share**
Offering Minimum (Target Amount)	**$10,000 · 2,000 shares**	Offering Maximum	**$5,000,000 · 1,000,000 shares**

Offering Minimum (Target Amount)	**$10,000 · 2,000 shares**	Offering Maximum	**$5,000,000 · 1,000,000 shares**
Minimum Investment (per investor)	**$750.00 · 150 shares**	Valuation	**$288,856,050**
Offering Deadline	**February 28, 2027**	Amount Raised	**$0.00 from 0 investors**

Invest Now — From $750 →

The Company must reach its Target Offering Amount of $10,000 by February 28, 2027 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount under this Regulation CF offering by the Offering Deadline, no securities will be sold, investment commitments will be cancelled, and committed funds will be returned. Investments are speculative, illiquid, and involve a high degree of risk, including the possible loss of your entire investment.

10 **BONUS SHARES**

Invest earlier. Invest more. Earn bonus shares.

GolfSuites is rewarding conviction in this Regulation Crowdfunding offering with bonus shares — based on **when** you invest or **how much** you invest. The higher bonus applies.

⏱ Time-Based Bonuses

- **20%** — **Super Early Bird** — Invest by October 31, 2026 — LIVE
- **10%** — **Early Bird Bonus** — November 1 – November 30, 2026
- **5%** — **Last Chance Bonus** — December 1 – December 31, 2026

💵 Amount-Based Bonuses

- **5%** — **Tier 1** — Invest $2,000 or more
- **10%** — **Tier 2** — Invest $5,000 or more
- **20%** — **Tier 3** — Invest $10,000 or more

Claim 20% Bonus Shares — Invest by Oct 31 →

*Investors can only receive one (1) amount-based incentive. Amount-based incentives cannot be combined with the time-based incentives. The higher bonus will be selected.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Cumulative investments, individual investments submitted over time, cannot be combined to meet the perk requirements. All perks are issued or awarded when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

****Fractional shares will be rounded up.

11 LEADERSHIP

The team that makes this work.



Gerald "Jerry" Ellenburg

CHAIRMAN & CEO

40+ years in real estate, finance, development, ownership and operations. Founder of Ell-Cap Manufactured Home Communities — 100+ properties, 40,000+ rental units and $900M+ in transaction value.



Ryan T. Koenig

PRESIDENT & CHIEF DEVELOPMENT OFFICER

Over $650 million in development and construction management with national firms across 25 years. Has overseen GolfSuites operations since early 2023, co-evolving the experience and cultivating a customer repeat ratio that exceeds the competition.



Tracy Rosensteel

CHIEF FRANCHISE OFFICER

25+ years driving revenue growth, market expansion and partnerships across SaaS, capital markets, sports entertainment and consumer brands. Founder of Pooch Paper, which earned an investment offer on ABC's Shark Tank, and architect of go-to-market and franchise strategies that scale.



Danny Jackson

NATIONAL DIRECTOR OF OPERATIONS

Eight years in food and beverage — five with GolfSuites — and the author of many of the features the company offers. An expert in cost management, quality F&B, human resources, point-of-sale technology and overall company image.



Shane Banning

NATIONAL FACILITIES DIRECTOR

30 years of general contracting experience across all aspects of facility development and management. With GolfSuites since inception in 2019, Shane oversees construction, facilities, technology systems and vendor management — a "permanent fixture" of the company.

100+ years of combined experience

Golf, entertainment, food & beverage, construction and capital markets — have a question for the team?

Ask the Founders

12 **ASK THE FOUNDERS**

Have a question? Ask it here.

BK What's on your mind? Ask a question...

Sign Out

LIMITED TIME

The offering closes February 28, 2027.

Invest from $750 and own Class A Common Stock in GolfSuites at $5.00 per share.

145	14	53	29
DAYS	HOURS	MINUTES	SECONDS

Invest in GolfSuites Now →

13 **FAQS**

Investor questions, answered.

Why should I participate in equity crowdfunding? +

What is Highlander's role in crowdfunding? +

Who can invest on Highlander? +

Are there any limits to how much I can invest? +

What will the return on my investment be? +

Can I cancel my investment? +

Am I able to ask the company a question? +

How do I initiate and submit an investment commitment? +

What forms of payment can I use to invest? +

When is my investment complete? +

What happens if the company doesn't meet its funding goal? +

Can I sell my equity once the fundraising is complete? +

What is a priced round (equity round)? +

IMPORTANT DISCLOSURES

WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON HIGHLANDER CROWDFUNDING ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

Unless otherwise stated all securities-related activity is conducted by Highlander Crowdfunding, LLC, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Highlander Crowdfunding, LLC is not a registered broker-dealer and all activity involving escrow/holding funds is performed by Enterprise Bank and Trust, an escrow agent registered with the U.S. Security and Exchange Commission. Highlander Crowdfunding is compensated with an up-front fee and a percentage of funds raised in each offering. Fees may vary between offerings and investors should review the Form C linked on each offering page for Highlander's specific compensation for each offering.

Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to both accredited and non-accredited investors, are made through Highlander Crowdfunding, LLC. Although these offerings are open to the general public, all securities offered on Highlander Crowdfunding have not been recommended or approved by any federal or state securities commission or regulatory authority. Highlander Crowdfunding does not provide any investment advice and does not provide any legal or tax advice with respect to any securities. All securities listed on The Platform are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. Highlander Crowdfunding does not verify the adequacy, accuracy or completeness of any information provided by the issuer. Neither Highlander Crowdfunding, nor any of its officers, directors, agents and employees makes any

IMPORTANT DISCLOSURES

WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON HIGHLANDER CROWDFUNDING ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

Unless otherwise stated all securities-related activity is conducted by Highlander Crowdfunding, LLC, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Highlander Crowdfunding, LLC is not a registered broker-dealer and all activity involving escrow/holding funds is performed by Enterprise Bank and Trust, an escrow agent registered with the U.S. Security and Exchange Commission. Highlander Crowdfunding is compensated with an up-front fee and a percentage of funds raised in each offering. Fees may vary between offerings and investors should review the Form C linked on each offering page for Highlander's specific compensation for each offering.

Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to both accredited and non-accredited investors, are made through Highlander Crowdfunding, LLC. Although these offerings are open to the general public, all securities offered on Highlander Crowdfunding have not been recommended or approved by any federal or state securities commission or regulatory authority. Highlander Crowdfunding does not provide any investment advice and does not provide any legal or tax advice with respect to any securities. All securities listed on The Platform are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. Highlander Crowdfunding does not verify the adequacy, accuracy or completeness of any information provided by the issuer. Neither Highlander Crowdfunding, nor any of its officers, directors, agents and employees makes any warranty, expressed or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this website or the use of information on this website.

OFFERING TERMS

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $750.00. The Company must reach its Target Offering Amount of $10,000 by February 28, 2027 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

FORWARD-LOOKING STATEMENTS & PROJECTIONS

This page contains forward-looking statements, including modeled and projected financial figures such as projected annual revenue, gross margin, operating profit and cash flow. These projections are based on management's current assumptions and estimates, are illustrative in nature, and are not guarantees of future performance. Actual results may differ materially. Investors should review the issuer's Form C and offering documents for a complete discussion of the offering and its risks.

RENDERINGS

The images, renderings, and other visual representations of the venues in development are for illustrative purposes only. Actual sites may vary from the depictions in terms of specific design elements, colors, materials, landscaping, and other features. The developer reserves the right to make changes and modifications as deemed necessary during the construction process. The images provided are not intended to form any part of a contract or constitute a representation or warranty.

By accessing this site and any pages on this site, you agree to be bound by Highlander's Terms of Use and Privacy Policy, which may be amended at any time without notice or liability.

GolfSuites

Invest Now